October 4, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Pathfinder Acquisition Corporation

To whom it may concern:

        Reference is made to the Form 8-K (the "8-K") of Pathfinder Acquisition Corporation, a special purpose acquisition company (the "Issuer"), filed on October 4, 2022, with respect to its entry into a business combination agreement with Movella Inc. ("Movella"), on October 3, 2022, to effect a business combination between the Issuer and Movella (the "Transaction"). As of the date hereof, no registration statement or proxy statement with respect to the Transaction has been filed.

       This letter is to advise you that, effective as of September 27, 2022, our firm has resigned from. or ceased or refused to act in, every capacity and relationship with respect to the Transaction.

        Therefore, we hereby advise you, and have advised the Issuer, pursuant to Section 11 (b )( 1) of the Securities Act of 1933, as amended (the "Securities Act"), that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the
Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule
405 under the Securities Act) will be responsible for any part of any registration statement or proxy statement that may be filed in connection with the Transaction. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)( 11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



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                                             Confidential
        Sincerely,

       Deutsche Bank Securities Inc.


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                         Jeffrey Bunzel




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Confidential